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As filed with the Securities and Exchange Commission on December 17, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

(RULE 14d-102)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

COGNICASE INC.
(Name of Subject Company (Issuer))

Québec, Canada
(Jurisdiction of Subject Company's (Issuer's) Incorporation or Organization)

CGI GROUP INC.
(Bidder)

Common Shares, no par value
(Title of Class of Securities)

192 423 101
(CUSIP Number of Class of Securities (if Applicable))

Jean-René Gauthier, Esq.
McCarthy Tétrault LLP
Windsor Tower, 5th Floor
1170 Peel Street
Montréal Québec
Canada H3B4S8
(514) 397-4237
 (Name, Address (Including Zip Code) and Telephone Number(Including Area Code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Bidder)

Copies to:
Robert J. Grammig, Esq.
Holland & Knight LLP
400 North Ashley Drive
Suite 2300
Tampa, Florida 33602
(813) 227-8500

December 6, 2002(1)
(Date Tender Offer First Published, Sent or Given to Security Holders)

(1)
The Tender Offer was first published in Canada on December 6, 2002.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

a.
Offer and Circular dated as of December 6, 2002, including the Letter of Transmittal and Notice of Guaranteed Delivery.(1)

b.
Notice of Change and Variation of the Offer to Purchase dated December 16, 2002, including the Amended Letter of Transmittal and Amended Notice of Guaranteed Delivery.

Item 2. Informational Legends

a.
See the inside cover page of the Offer and Circular dated as of December 6, 2002.(1)

b.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase filed December 16, 2002.

(1)
Previously filed with the bidder's Schedule 14D-1F (File No. 005-50642) filed December 9, 2002.

        This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

        No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. Information has been incorporated by reference in this Offer and Circular from the documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec), copies of which may be obtained upon request without charge from the Secretary of CGI Group Inc. at 1130 Sherbrooke Street West, Montreal, Québec H3A 2M8 (514) 841-3200.

CGI GROUP INC.

NOTICE OF CHANGE AND VARIATION
OF THE OFFER TO PURCHASE
all of the outstanding common shares of

COGNICASE INC.

on the basis of, at the option of the holder, for each Cognicase Share,

Cdn. $4.25 cash
or

0.5484 Class A Subordinate Shares of CGI Group Inc.,

or any combination thereof,
subject to the maximum aggregate cash consideration and maximum aggregate share consideration
(and corresponding pro-ration) set out in the Offer

        CGI Group Inc. (the "Offeror") hereby gives notice that it is amending its offer dated December 6, 2002 (the "Offer") to purchase all of the outstanding common shares (the "Cognicase Shares") of Cognicase Inc. ("Cognicase") to confirm that all rights of Cognicase with respect to the Offer under the terms of the Pre-Notification Agreement have terminated and to provide that the Offer is now open for acceptance until midnight (Montreal time) on January 13, 2003 (the "Expiry Time"), unless withdrawn or extended.

        This Notice of Change and Variation should be read in conjunction with the Offer to purchase and accompanying Circular dated December 6, 2002.

        Questions and requests for assistance may be directed to CIBC World Markets Inc. and Desjardins Securities Inc. (the "Dealer Managers") and to the Depositary, and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge upon request from those persons at their respective offices shown on the last page of the Letter of Transmittal.

        If your Cognicase Shares are registered in the name of a nominee, you should contact your broker, investment dealer, bank, trust company or other nominee for assistance.

The Dealer Managers for the Offer are:
 CIBC World Markets Inc. and Desjardins Securities Inc.

December 16, 2002

(continued from cover)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Offer is by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to offer securities pursuant to the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those in the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and, thus, may not be comparable to financial statements of United States companies.

        Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada, the home country of the Offeror. Such consequences for investors who are resident in, or citizens of, the United States are not described herein.

        The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be adversely affected by the fact that the Offeror is incorporated under the laws of the Province of Québec, Canada, that some of its officers and directors are residents of Canada, that the experts named in the Offer and Circular are residents of Canada, that the Dealer Managers are residents of Canada, and that all or a substantial portion of the assets of the Offeror and said persons are located outside the United States.

        Shareholders should be aware that, during the Offer Period, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or of certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

        This tender offer is made for the securities of a foreign issuer and while the offer is subject to the disclosure requirements of Canada, the country in which Cognicase is incorporated or organized, Shareholders should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        The enforcement by Shareholders of civil liabilities under the federal securities laws may be affected adversely by the fact that Cognicase is located in a foreign country, and that some or all of its officers and directors are residents of a foreign country.

        Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the issuer's securities subject to the Offer, or of the issuer's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

        Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the issuer's securities subject to the Offer, or of the issuer's related securities, or of the Offeror's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

2

 FORWARD LOOKING STATEMENTS

        Certain statements contained in the accompanying Circular in addition to certain statements contained elsewhere or incorporated in this document are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward looking statements.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such actions they may deem necessary to extend the Offer to Shareholders in such jurisdiction.

TO: THE HOLDERS OF COMMON SHARES OF COGNICASE

        This Notice of Change and Variation amends and supplements the Offer and Circular dated December 6, 2002 (the "Original Offer") of the Offeror pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Cognicase Shares (including Cognicase Shares which may become outstanding after the date of the Original Offer upon the exercise of outstanding Options and other Rights). Unless the context otherwise requires, terms denoted by initial capital letters and not defined herein have the meanings set forth in the Original Offer.

        Except as otherwise set forth in this Notice of Change and Variation, the terms and conditions previously set forth in the Original Offer continue to be applicable in all respects. This Notice of Change and Variation should be carefully read in conjunction with the Original Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery.

        All references to the "Offer" in the Original Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Change and Variation mean the Original Offer, as hereby amended.

1.    Background to the Offer

        The Offeror amends the Original Offer to confirm that it has been advised by National Bank of Canada (the "Vendor") on December 14, 2002 that Cognicase has not designated, before the expiry of the seven-day delay pursuant to the Pre-Notification Agreement referred to in the Offer, a third party purchaser who could have acquired the Cognicase Shares held directly or indirectly by the Vendor, subject to the negotiation of mutually acceptable terms. Consequently, all rights of Cognicase with respect to the Offer under the terms of the Pre-Notification Agreement are now terminated.

2.    Extension of the Offer

        The Offeror also amends the Original Offer to extend the time for acceptance of the Offer until midnight (Montreal time) on January 13, 2003, unless further extended or withdrawn. Accordingly, the Expiry Date is January 13, 2003 and the Expiry Time is midnight (Montreal time) on the Expiry Date, or such other date or dates or time or times to which the Offer may be extended from time to time pursuant to Section 5 of the Original Offer, "Extension and Variation of the Offer".

3

3.    Time for Acceptance

        The Offer is open for acceptance until the Expiry Time on the Expiry Date, unless further extended or withdrawn. Cognicase Shares may be deposited pursuant to the Offer in accordance with the provisions of Section 2 of the Original Offer, "Time for Acceptance".

4.    Take-Up and Payment for Deposited Cognicase Shares

        If all of the conditions of the Offer are satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will be obligated to take-up and pay for the Cognicase Shares validly deposited and not withdrawn under the Offer no later than as required by applicable securities laws as described in Section 7 of the Original Offer, "Payment for Deposited Cognicase Shares".

5.    Withdrawal of Deposited Cognicase Shares

        All deposits of Cognicase Shares pursuant to the Offer are irrevocable, except as provided in Section 8 of the Original Offer, "Withdrawal of Deposited Cognicase Shares".

6.    Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

4

 APPROVAL AND CERTIFICATES

        The contents of the Offer, the Circular and this Notice of Change and Variation have been approved, and the sending, communication or delivery thereof to the holders of Cognicase Shares has been authorized, by the board of directors of the Offeror. The foregoing together with the documents incorporated therein by reference contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Cognicase Shares which are the subject of the Offer, as varied by this Notice of Change and Variation.

Dated: December 16, 2002

CGI Group Inc.

(signed) SERGE GODIN Chairman of the Board and Chief Executive Officer	(signed) ANDRÉ IMBEAU Executive Vice-President and Chief Financial Officer

On behalf of the Board of Directors

(signed) SIIM A. VANASELJA Director	(signed) PAULE DORÉ Director

Offices of the Depositary

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Attn: Corporate Actions

Toll Free: 1-800-564-6253

By Hand or Courier	By Hand or Courier
Montreal	Toronto
650 de Maisonneuve West 7th Floor Montreal, Québec	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1
Attn: Corporate Actions	Attn: Corporate Actions

Office of the Dealer Managers in Canada

CIBC WORLD MARKETS INC. 600 de Maisonneuve Blvd. West Suite 3050 Montreal, Québec H3A 3J2	DESJARDINS SECURITIES INC. 1 Complexe Desjardins 29th Floor, South Tower Montreal, Québec H5B 1J2
Tel: (514) 847-6300 Facsimile: (514) 847-6430	Tel: (514) 281-2244 Facsimile: (514) 842-7975

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone number set out above.

CGI GROUP INC.
LETTER OF TRANSMITTAL
FOR COMMON SHARES
of
COGNICASE INC.

  THE OFFER (as defined below), WILL BE OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (MONTREAL TIME) ON JANUARY 13, 2003, UNLESS THE OFFER IS WITHDRAWN OR EXTENDED

The Depositary, the Dealer Managers
(see back cover page for addresses and telephone numbers)
or your broker or other financial advisor
will assist you in completing this Letter of Transmittal

        This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares ("Cognicase Shares") of Cognicase Inc. ("Cognicase") deposited pursuant to the offer dated December 6, 2002, as amended (the "Offer") made by CGI Group Inc. ("CGI" or the "Offeror") to holders of Cognicase Shares.

        The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and Circular dated December 6, 2002 (collectively, together with the schedules to the Circular, the "Offer and Circular") have the respective meanings set out therein.

        Please read carefully the instructions and rules set forth below before completing this Letter of Transmittal.

TO:	CGI GROUP INC.
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, as Depositary, at its offices set out on the back cover page

        The undersigned delivers to you the enclosed certificate(s) for Cognicase Shares and, effective at such time as such shares are taken up pursuant to the Offer (the "Take-Up Date") and subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Cognicase Shares and hereby assigns to the Offeror, effective at the Take-Up Date, all right, title and interest therein. The following are the details of the enclosed certificate(s):

(This table is to be completed by holders of Cognicase Shares wishing to tender under the Offer)

Certificate Number	Name in which Certificate is Registered	Number of Cognicase Shares Represented by Certificate	Number of Cognicase Shares Tendered*

TOTAL

(If space is insufficient, please attach a list in the above form)

*
Unless otherwise indicated, all Cognicase Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer. See Instruction 6, "Partial Tenders".

CASH AND/OR CGI SHARE ELECTION

The undersigned hereby elects to receive under the Offer, for each Cognicase Share represented by the above certificate(s) and deposited to the Offer (the "Deposited Shares"):

Check the appropriate box to indicate your election:

☐	CASH OPTION ONLY *
Cash equal to $4.25 for each Cognicase Share deposited (the "Cash Option"),
OR
SHARE OPTION ONLY *
0.5484 CGI Shares for each Cognicase Share deposited (the "Share Option"),
OR
☐	CASH OPTION AND SHARE OPTION *
Cognicase Shares deposited for cash equal to $4.25 for each Cognicase Share, and
Cognicase Shares deposited for CGI Shares equal to 0.5484 CGI Shares per Cognicase Share.

If an election is not made or is not properly made, the undersigned will be deemed to have elected the Cash Option in respect of such Deposited Shares.

*
The undersigned acknowledges the Maximum Cash Consideration and the Maximum Share Consideration payable under the Offer and, accordingly, that both the Cash Option and the Share Option are subject to the pro-ration provisions set forth in Section 1 of the Offer.

The total number of Cognicase Shares tendered under the Cash Option and Share Option must equal the total number of Cognicase Shares tendered to the Offer. If an election is not made or is not properly made in respect of any Deposited Shares, the undersigned will be deemed under the Offer to have elected the Cash Option in respect of such Deposited Shares.

        The undersigned acknowledges receipt of the Offer and Circular and represents and warrants that the undersigned has good title to the Deposited Shares and sufficient authority to deposit, sell, assign and transfer the Deposited Shares represented by the enclosed certificate(s) and that when the Deposited Shares are taken up by the Offeror, the Offeror will acquire good title to the Deposited Shares free and clear from all liens, charges, encumbrances, hypothecs, claims and equities and in accordance with the following: IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, the undersigned irrevocably assigns to the Offeror effective at the Take-Up Date all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "Distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on, or after December 6, 2002. If, notwithstanding such assignment, any Distributions are received by or made payable to, or to the order of, the undersigned, the whole of any such Distributions shall be received and held by the undersigned for the account of the Offeror until the Offeror pays for the Deposited Shares and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; provided that, in the case of any cash Distributions payable to the undersigned that does not exceed the purchase price payable in cash to the undersigned pursuant to the Offer (if applicable), the amount of such Distributions shall be applied by the Offeror in full or partial payment of such cash purchase price and the amount of cash otherwise payable by the Offeror in payment of the purchase price will be reduced by such amount. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such Distributions and may withhold the entire purchase price payable by the Offeror to the undersigned pursuant to the Offer or deduct from the purchase price payable by the Offeror to the undersigned pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

        Holders of Cognicase Shares whose Cognicase Share certificates are not immediately available or who cannot deliver their Cognicase Share certificates and all other required documents to the Depositary at or prior to the Expiry Time must deliver their Cognicase Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance—Procedure for Guaranteed Delivery".

        The undersigned irrevocably constitutes and appoints each of the Offeror and Messrs. Serge Godin and André Imbeau, each of whom is an officer and director of the Offeror, and any other person designated by the Offeror in writing, the true and lawful agents, attorneys and attorneys-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer by the Offeror and any and all securities, rights, warrants or other interest which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares on or after the date of the announcement of the Offer (collectively the "Other Securities") effective from and after the date that the Offeror takes up and pays for the Deposited Shares (the "Effective Date"), with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), to and in the name of and on behalf of the undersigned: (a) register or record the transfer or cancellation of such Deposited Shares and Other Securities on the appropriate registers of Cognicase; (b) for so long as any such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the name is not contrary to applicable law), as and when requested by the Offeror by which such Deposited Shares have been taken up, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Shares and any Other Securities, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Shares and Other Securities; (c) execute and negotiate any cheques or other instruments representing any such Distributions payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and Other Securities.

        The Undersigned revokes any and all other authority, whether as agent, attorney-in fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any Other Securities. No subsequent authority, whether as agent, attorney-in fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer.

        The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or Distributions on such Deposited Shares consisting of securities, at any meeting (whether annual, special or otherwise) and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or Distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offeror (provided that it is not contrary to any applicable law), at any time and from time to time from and after the Take-Up Date, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares or Distributions consisting of securities.

        The undersigned acknowledges that if, on or after the date of the Offer, Cognicase should split, combine or otherwise change any of the Cognicase Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, make such adjustments as they consider appropriate to the purchase price and other terms of the Offer, including, without limitation, the type of securities offered to be purchased and the amounts payable therefor to reflect such split, combination or other change.

        The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror acquiring the Deposited Shares as the proxyholder of the undersigned in respect of such Deposited Shares or Distribution consisting of securities.

        The undersigned covenants and agrees, from and after the Take-Up Date, to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and Distributions effectively to the Offeror.

        Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Cognicase Shares pursuant to this Letter of Transmittal is irrevocable.

        The undersigned irrevocably appoints the Depositary as his agent for the purposes of receiving the cash and/or certificates to which he is entitled and transmitting such payment and/or certificates in accordance with the instructions set forth in the following paragraph.

        The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail: (i) in respect of the Deposited Shares in respect of which the Cash Option is applicable, a cheque, payable in Canadian funds, representing the cash to which the undersigned is entitled, and (ii) in respect of Deposited Shares in respect of which the Share Option is applicable, a certificate for the CGI Shares to which the undersigned is entitled together with a cheque payable in Canadian funds, representing the cash to which the undersigned is entitled in lieu of any fraction of a CGI Share, if any, in each case by first class mail, postage prepaid, or to hold such share certificate and cheque, if any, for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Deposited Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Shares.

        The undersigned acknowledges and agrees that the Offeror will, in its sole discretion, be entitled to make a final and binding determination on all questions relating to the interpretation of the Offer, the accompanying Circular and this Letter of Transmittal and the validity and acceptance of the Offer, including the validity of any acceptance of the Offer or any withdrawal of Cognicase Shares including, without limitation, the validity, time and effect of any deposit of Cognicase Shares or notice of withdrawal of Cognicase Shares and the due completion or execution of this Letter of Transmittal or any Notice of Guaranteed Delivery; and that neither the Offeror nor the Depositary are under any obligation to give notice of any defect or irregularity in deposit, nor shall any of them incur any liability for failure to give such notice.

        The undersigned understands that a deposit of Cognicase Shares pursuant to any one of the procedures described in Section 3 of the Offer and the instructions hereto will constitute a binding agreement between the undersigned and the Offeror upon the terms and conditions set forth in the Offer and subject to the terms of this Letter of Transmittal.

        The undersigned represents and warrants that he is not a US Person as defined in Regulation S under the United States Securities Act of 1933, unless he has inserted a Taxpayer Identification Number in Box E below.

        By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise de la présente lettre d'envoi par le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l'offre, telle qu'elle est acceptée au moyen de cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

BLOCK A (See Instructions 3 and 4)	BLOCK B (See Instructions 3 and 4)
ISSUE SHARE CERTIFICATE FOR CGI SHARES AND/OR CHEQUE IN NAME OF:	SEND CERTIFICATE FOR CGI SHARES AND/OR CHEQUE (UNLESS BLOCK C IS CHECKED) TO:
☐ Same address as Block A or to:
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province or State)	(City and Province or State)
(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)
Tax Identification, Social Insurance or Social Security No.)

BLOCK C

☐
DELIVER SHARE CERTIFICATE FOR CGI SHARES AND/OR CHEQUE TO PLACE OF DEPOSIT AGAINST COUNTER RECEIPT

BLOCK D

☐
CHECK HERE IF COGNICASE SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

(Name of Registered Holder)
(Date of Execution of Notice)
(Name of Institution which Guaranteed Delivery)

BLOCK E

SUBSTITUTE FORM W-9
To be completed by United States Shareholders only
(See Instruction 10)

Taxpayer Identification Number

(If awaiting TIN, write "Applied For" and complete "Certificate of Payee Awaiting Taxpayer Identification Number" below)

Under penalties of perjury, I certify that:

1.
The number shown on this form is my correct tax payer identification number (or I am waiting for a taxpayer identification number to be issued to me), and

2.
I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.
I am a US person (including a US resident alien).

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item 2.

(Signature)	(Date)
CERTIFICATE OF PAYEE AWAITING TAXPAYER IDENTIFICATION NUMBER (Must Be Completed If You Wrote "Applied For" Above)

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Services Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within sixty (60) days, thirty percent (30%) of all reportable payments made to me thereafter will be withheld until I provide a number.
(Signature)	(Date)

BLOCK F

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The owner signing above represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is: (please print or type)

(Firm)	(Telephone Number)
(Registered Representative)	(Address)

☐ CHECK HERE IF LIST OF BENEFICIAL OWNERS IS ATTACHED	☐ CHECK HERE IF DISKETTE TO FOLLOW

Signature guaranteed by (if required under Instruction 4): Dated:                                       , 200              .

Authorized Signature	Signature of Shareholder or Authorized Representative—see Instruction 5
Name of Guarantor	Name of Shareholder
Address	Name of Authorized Representative, if applicable
Daytime Phone Number of Shareholder or Authorized Representative

 INSTRUCTIONS AND RULES

1. Use of Letter of Transmittal

  (a)
  This Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the Deposited Shares must be received by the Depositary at any of the offices specified on the back cover page at or before midnight (Montreal time) on January 13, 2003, unless the Offer is extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

  (b)
  The method used to deliver this Letter of Transmittal and any accompanying certificates representing Cognicase Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Beneficial holders of Cognicase Shares whose Cognicase Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Cognicase Shares.

2. Procedure for Guaranteed Delivery

        If a Shareholder wishes to deposit Cognicase Shares under the Offer and (i) the certificate(s) representing such Cognicase Shares are not immediately available or (ii) the Shareholder is not able to deliver the certificate(s) representing such Cognicase Shares and all other required documents to be delivered to the Depositary at or prior to the Expiry Time, such Cognicase Shares may nevertheless be deposited provided that all of the following conditions are met:

  (a)
  the deposit is made by or though an Eligible Institution (as defined below);

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed, together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto (by hand, facsimile transmission or mail) at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing the Deposited Shares, in proper form for transfer, together with this Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, and all other documents required by this Letter of Transmittal are received by the Depositary at its office in Toronto at or before 5:00 p.m. (Montreal time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, this Letter of Transmittal and accompanying certificate(s) representing Cognicase Shares must be delivered to the Depositary at its office in Toronto indicated below.

        An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchanges, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

  (a)
  This Letter of Transmittal must be filled in and signed by the holder of Cognicase Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

  (b)
  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

  (c)
  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

  (i)
  such deposited certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

  (ii)
  the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures

        If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the share register of Cognicase or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders

        If less than the total number of Cognicase Shares evidenced by any certificate submitted is to be tendered, fill in the number of Cognicase Shares to be tendered in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Cognicase Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Cognicase Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Solicitation

        Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Transmittal and present a list of beneficial holders, if applicable.

8. Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for Cognicase Shares, additional certificate numbers and number of Cognicase Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Cognicase Shares are registered in different forms (e.g., "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be acceptable and no fractional Cognicase Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment.

  (d)
  The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Québec and the laws of Canada applicable therein.

  (e)
  Additional copies of the Offer and the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary or the Dealer Managers at any of their respective offices at the addresses listed below.

9. Lost Certificates

        If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Cognicase's registrar and transfer agent for the Cognicase Shares so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the Cognicase Shares may contact you.

10. Backup US Federal Income Tax Withholding and Substitute Form W-9

        Under US federal income tax law, payments that may be made by the Offeror on account of Cognicase Shares deposited pursuant to the Offer may be subject to backup withholding at a rate of 30%. To avoid backup withholding, a Shareholder who is a US person should provide the Depositary with such Shareholder's correct taxpayer identification number ("TIN") (or certify that such taxpayer is awaiting a TIN) and provide certain other information by completing the Substitute Form W-9 enclosed with this Letter of Transmittal. Failure to complete the Substitute Form W-9 will not by itself cause the Cognicase Shares to be deemed invalidly tendered. If, however, the Depository is not provided with the correct TIN, the Internal Revenue Service may subject the US Shareholder or other payee to a fifty-dollar ($50) penalty. In addition, payments that are made to a US Shareholder or other payee with respect to Cognicase Shares deposited pursuant to the Offer may be subject to backup withholding at the applicable rate (thirty percent (30%) in 2002 and 2003).

        Certain Shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements.

        If backup withholding applies, the Depository is required to withhold thirty percent (30%) of any payments made to the US Shareholder or other payee. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS, provided that the appropriate information is furnished to the IRS.

        If the US Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future and so indicates on the Substitute Form W-9, the Depository may retain thirty percent (30%) of the payments made prior to the time a properly certified TIN is provided to the Depository. If the Shareholder properly certifies its TIN to the Depository within sixty (60) days on the date of the Substitute Form W-9, the Depository will remit such amount retained to the Shareholder. If, however, the Shareholder has not properly certified its TIN to the Depository within such sixty (60) day period, the Depository will remit such previously retained amount to the IRS as backup withholding.

        What number to give the Depository:    The Shareholder is required to give the Depository the TIN of the registered holder of the Cognicase Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the Cognicase Shares, unless payment is to be made to a beneficial owner other than the registered holder. In such case, backup withholding will apply unless such beneficial owner, rather than the registered holder, completes the Substitute Form W-9.

        THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR COGNICASE SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR BEFORE THE EXPIRY TIME OF THE OFFER.

Offices of the Depositary

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Toll Free: 1-800-564-6253

E-mail: caregistryinfo@computershare.com

By Hand or Courier	By Hand or Courier
100 University Avenue 9th Floor Toronto, Ontario M5J2Y1	650 de Maisonneuve Street West 7th Floor Montreal, Québec
Attention: Corporate Actions	Attention: Corporate Actions

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone number set out above.

THIS IS NOT A LETTER OF TRANSMITTAL
 NOTICE OF GUARANTEED DELIVERY
FOR DEPOSIT OF COMMON SHARES
of

COGNICASE INC.
Pursuant to the Offer and Circular dated December 6, 2002
of

CGI GROUP INC.

  THE OFFER (AS DEFINED BELOW), WILL BE OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (MONTREAL TIME) ON JANUARY 13, 2003, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

        This Notice of Guaranteed Delivery must be used by holders of common shares ("Cognicase Shares") of Cognicase Inc. ("Cognicase") who wish to deposit their Cognicase Shares under the offer to purchase Cognicase Shares (the "Offer") set out in the Offer and the accompanying Circular dated December 6, 2002, as amended, (collectively, together with the schedules to the Circular, the "Offer and Circular") made by CGI Group Inc. ("CGI" or the "Offeror") only if certificates representing the Cognicase Shares are not immediately available or time will not permit all required documents to reach Computershare Trust Company of Canada (the "Depositary") at or before the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary set out below and must be received by the Depositary at or prior to the Expiry Time.

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular shall have the respective meanings set out therein.

TO:	CGI GROUP INC.
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, as Depositary

Depositary:
 By Mail, Hand or Courier
Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1
 By Facsimile Transmission
(416) 981-9663

        Delivery of this Notice of Guaranteed Delivery to the address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above does not constitute a valid delivery.

        This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box in the Letter of Transmittal.

        The undersigned hereby deposits with the Offeror, upon the terms and conditions set forth in the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Cognicase Shares listed below pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance—Procedure for Guaranteed Delivery".

NOTE: DO NOT SEND CERTIFICATES FOR COGNICASE SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY, CERTIFICATES FOR COGNICASE SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

(This table is to be completed by holders of Cognicase Shares wishing to tender under the Offer)

Certificate Number	Name in which Certificate is Registered	Number of Cognicase Shares Represented by Certificate	Number of Cognicase Shares Tendered*

TOTAL

(If space is insufficient, please attach a list in the above form)

*
Unless otherwise indicated, all Cognicase Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer.

2

CASH AND/OR CGI SHARE ELECTION

The undersigned hereby elects to receive under the Offer, for each Cognicase Share represented by the above certificate(s) and deposited to the Offer (the "Deposited Shares"):

Check the appropriate box to indicate your election:

☐	CASH OPTION ONLY *
Cash equal to $4.25 for each Cognicase Share deposited (the "Cash Option"),
OR
SHARE OPTION ONLY *
0.5484 CGI Shares for each Cognicase Share deposited (the "Share Option"),
OR
☐	CASH OPTION AND SHARE OPTION *
Cognicase Shares deposited for cash equal to $4.25 for each Cognicase Share, and
Cognicase Shares deposited for CGI Shares equal to 0.5484 CGI Shares per Cognicase Share.

If an election is not made or is not properly made, the undersigned will be deemed to have elected the Cash Option in respect of such Deposited Shares.

*
The undersigned acknowledges the Maximum Cash Consideration and the Maximum Share Consideration payable under the Offer and, accordingly, that both the Cash Option and the Share Option are subject to the pro-ration provisions set forth in Section 1 of the Offer.

The total number of Cognicase Shares tendered under the Cash Option and Share Option must equal the total number of Cognicase Shares tendered to the Offer. If an election is not made or is not properly made in respect of any Deposited Shares, the undersigned will be deemed under the Offer to have elected the Cash Option in respect of such Deposited Shares.

Name of Shareholder	Signature of Shareholder
Address	Date of Signature

Daytime Phone Number of Shareholder

3

GUARANTEE

(Not to be used for signature guarantee)

        The undersigned, a Canadian schedule 1 chartered bank, a major trust company in Canada, a member firm of a recognized stock exchange in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States, guarantees the delivery, to the office of the Depositary in Toronto set forth above, of the certificates representing the Cognicase Shares tendered hereby, in proper form for transfer, together with delivery of a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a originally signed facsimile thereof, and all other documents required by the Letter of Transmittal, all at or before 5:00 p.m. (Montreal time) on the third trading day on The Toronto Stock Exchange after the Expiry Time.

Name of Firm	Authorized Signature
Address of Firm	Name of Signatory
Title of Signatory
Telephone Number of Firm	Date of Signature

4

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following documents are filed as exhibits to this registration statement:

  1.1
  Press Release dated December 6, 2002.(3)

  1.2
  Form of Advertisement.(3)

  1.3
  Form of Advertisement.

  2.1
  Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)

  2.2
  Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)

  2.3
  Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)

  2.4
  Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).(3)

(1)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed January 22, 2002.

(2)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed December 6, 2002.

(3)
Previously filed as an exhibit to the bidder's Schedule 14D-1F (File No. 005-50642) filed December 9, 2002.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

        (a)  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the U.S. Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this schedule or to transactions in said securities.

        (b)  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this schedule. Such information shall be set forth in amendments to this schedule.

        (c)  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulation or policy, or otherwise discloses, information regarding purchases of the issuer's or bidder's securities in connection with the offer.

Item 2. Consent to Service of Process.

        (a)  On December 9, 2002, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (b)  Any change to the name or address of the registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

        By signing this schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with this filing on Amendment No. 1 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CGI GROUP INC.
By:
/s/ SERGE GODIN Serge Godin, Chairman of the Board and Chief Executive Officer
Date: December 16, 2002

EXHIBIT INDEX

1.1	Press Release dated December 6, 2002.(3)
1.2	Form of Advertisement.(3)
1.3	Form of Advertisement.
2.1	Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)
2.2	Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)
2.3	Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)
2.4
Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).(3)

(1)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed January 22, 2002.

(2)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed December 6, 2002.

(3)
Previously filed as an exhibit to the bidder's Schedule 14D-1F (File No. 005-50642) filed December 9, 2002.

QuickLinks

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
FORWARD LOOKING STATEMENTS
APPROVAL AND CERTIFICATES
INSTRUCTIONS AND RULES
PART II
PART III
PART IV